SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CREATE 200 NEW TECHNOLOGY & DIGITAL JOBS,
AS AN TAOISEACH OPENS NEW DUBLIN OFFICE CAMPUS

Ryanair, Europe's No.1 airline, today (3 April) announced plans to create 200 new jobs here in Ireland, primarily for technology, software development and digital marketing specialists, as An Taoiseach, Enda Kenny, and Minister for Finance, Michael Noonan, joined Ryanair Chairman, David Bonderman to officially open Ryanair's new 100,000 sq.ft Dublin office campus in Airside Business Park, Swords.

Ryanair confirmed that in the coming year (to March 2015) its traffic will grow from 81.5m to over 84m passengers, as it opens new bases in Lisbon, Athens, Brussels, Rome and significantly expands its route network from Dublin and London Stansted airports.  In addition to creating 500 new jobs for pilots, engineers and cabin crew in 2014, Ryanair will now create a further 200 jobs in its new Dublin offices, to develop its improved Ryanair.com digital platform (which will be released to the public later today) as well as its new mobile app at end June.

Ryanair's Chairman David Bonderman said today:

"I want to personally welcome An Taoiseach, Enda Kenny and Minister for Finance, Michael Noonan to Ryanair's new Dublin office campus.  These are exciting times as we return to strong traffic growth to/from Ireland as a direct result of the Irish Government's foresighted decision to scrap the travel tax from 1 April.  The repeal of this tax has directly led Ryanair to open 21 new routes to Ireland in 2014, as well as increasing frequencies on over 30 other routes, in an expansion that will add more than 1.1m passengers at Dublin, Shannon and Knock airports, and will create over 1,000 new jobs in Irish tourism in 2014.

Ryanair sees the decision to scrap the travel tax as a welcome policy development by Mr Kenny's government, which will enable Ireland's airline/tourism industry to grow strongly, and it has certainly encouraged Ryanair to invest in, and help create, thousands of new jobs here in Ireland in 2014.

I am excited by Ryanair's growth prospects, as we take delivery of another 175 aircraft from our partners Boeing.  We look forward to welcoming these 200 new people to Ryanair's new Dublin office campus, where they will join a team which continues to show that Ireland leads the world airline industry and will continue to do so for years to come."

An Taoiseach, Enda Kenny said:

""I am delighted to be here to open Ryanair's new office campus and welcome the creation of 200 new jobs.  This Government's top priority is to get Ireland working again.  From an early stage, we have targeted tourism as a key driver of economic recovery and I am pleased to say budgetary measures such as the 9% VAT rate and the more recent cutting of the travel tax to zero have been welcomed by the industry which has responded by delivering new jobs and routes.

The Government will continue, through the Action Plan for Jobs, to build on the 61,000 jobs created last year.  I commend Ryanair for delivering on their promises and for their commitment to Ireland.  I wish them well as they continue to grow their business in a competitive global market."

ENDS

Editor's Note:

Ryanair's new Dublin office comprises a 100,000 sq.ft campus in the Airside Business Park in Fingal County, North Dublin. At today's opening ceremony, An Taoiseach was accompanied by Minister for Finance, Michael Noonan. David Bonderman, Chairman of Ryanair was accompanied by the Board of Ryanair, in addition to a number of invited guests including:

•	Mr Niall Gibbons, CEO, Tourism Ireland
•	Mr Shaun Quinn, CEO Failte Ireland
•	Ms Anne Nolan, Chair, IAA
•	Mr Eamonn Brennan, CEO, IAA
•	Mr Kevin Toland, CEO, DAA
•	Mr Vincent Harrison, MD, Dublin Airport
•	Mr Joe Gilmore, MD, Knock Airport
•	Mr Neil Pakey, CEO, Shannon Airport
•	Cllr Kieran Dennison, Mayor of Fingal
•	Mr Paul Reid, County Manager, Fingal
•	Senator Sean Barrett

For further information
please contact:

            Robin Kiely                            Joe Carmody
                                                   Ryanair Ltd                            Edelman Ireland
                                                   Tel: +353-1-9451212           Tel: +353-1-6789333
                                                   press@ryanair.com               ryanair@edelman.com
   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 April, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary